UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53263P 105

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

525 N. Tryon Street, 16th Floor

Charlotte, NC 28202

(704) 904-1450

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P 105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,808*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 595,808*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

* Includes 131,368 shares of Common Stock underlying exercisable warrants.

CUSIP No. 53263P 105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON TALANTA FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,808*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 595,808*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

* Includes 131,368 shares of Common Stock underlying exercisable warrants.

CUSIP No. 53263P 105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 595,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 595,808*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 595,808*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

* Includes 131,368 shares of Common Stock underlying exercisable warrants.

CUSIP No. 53263P 105	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer reports that its principal executive offices are located at 1251 Waterfront Place, Suite 201, Pittsburgh, Pennsylvania 15222.

Item 2. Identity and Background.

This Statement is filed by (i) TALANTA Investment Group, LLC, a Delaware limited liability company (the “GP”), (ii) TALANTA Fund, L.P., a Delaware limited partnership (the “Fund”), and (iii) Justyn R. Putnam (“Mr. Putnam”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business of the Fund is serving as a private investment fund. The principal business of the GP is to serve as a general partner of the Fund. Mr. Putnam’s principal occupation is serving as an investment manager and the managing member of the GP. Mr. Putnam is a U.S. citizen. The principal business address of each of the GP, the Fund and Mr. Putnam is 525 N. Tryon Street, 16th Floor, Charlotte, North Carolina 28202.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately $2,611,616. The source of these funds was working capital of the Fund.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock (including shares of Common Stock underlying warrants) reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or other securities of the Issuer or dispose of some or all of the shares of Common Stock or other securities of the Issuer held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock and other securities of the Issuer, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons may from time to time engage in discussions with the Board of Directors and management of the Issuer regarding its business and affairs. None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or  proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 595,808 shares of Common Stock, which represents approximately 7.6% of the Issuer’s outstanding shares of Common Stock and includes 131,368 shares of Common Stock underlying warrants.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 7,688,958 shares of Common Stock reported by the Issuer as outstanding as of November 13, 2019 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 53263P 105	13D	Page 6 of 8 Pages

The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. The GP and Mr. Putnam disclaim beneficial ownership of such shares for all other purposes.

(b) The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund.

(c) The transactions effected by the Reporting Persons in the Common Stock (including transactions involving warrants exercisable for Common Stock) during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Fund directly holds 262,737 warrants of the Issuer (the “Public Warrants”), which the Fund acquired through open market transactions. The Public Warrants are subject to the terms of a Warrant Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 21, 2014 (the “Warrant Agreement”). Each Public Warrant is exercisable for one-half of one share of Common Stock, or 131,368 total shares, at an exercise price of $11.50 per whole share, subject to adjustment as set forth in the Warrant Agreement. The Public Warrants are also subject to redemption by the Issuer pursuant to the terms of the Warrant Agreement and expire on August 19, 2021, at 5:00 p.m., New York time, or earlier upon their redemption or liquidation.

The Reporting Persons have entered into a Joint Filing Agreement, which is filed as Exhibit 99.1 to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 53263P 105	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Issuer.

Dated: March 13, 2020

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC, its General Partner

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

JUSTYN R. PUTNAM

/s/ Justyn R. Putnam

CUSIP No. 53263P 105	13D	Page 8 of 8 Pages

Schedule A

Transactions in the Common Stock by Talanta Fund, L.P. in the past 60 days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)(1)
01/13/2020	1,301	3.90
01/14/2020	500	3.95
01/16/2020	2,333	4.31
01/17/2020	746	4.40
01/21/2020	3,574	4.44
01/21/2020	106,000(2)	0.12
01/22/2020	17,000(2)	0.12
01/23/2020	4,250	4.55
01/28/2020	14,300	3.98
01/30/2020	201	3.95
01/31/2020	5,861	3.89
02/03/2020	1,699	3.92
02/04/2020	8,497	3.88
02/06/2020	2,401	3.95
02/07/2020	6,341	3.90
02/10/2020	2,106	3.85
02/18/2020	3	4.03
02/19/2020	103	4.05
02/20/2020	5,600	4.24
02/21/2020	8,394	4.32
02/24/2020	367	4.45
02/25/2020	2,238	4.39
02/26/2020	5,400	4.53
02/27/2020	19,600	4.04
02/28/2020	12,620	3.78
03/09/2020	7,092	3.78
03/10/2020	20,000	3.80
03/11/2020	19,116	3.73
03/11/2020	10,000(2)	0.08

(1)	The price per share reported is the weighted average price per share or warrant, as applicable. Talanta Fund, L.P. undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the U.S. Securities and Exchange Commission, upon request, full information regarding the number of shares or warrants purchased at each separate price.

(2)	Represents the acquisition of Public Warrants. Each Public Warrant is exercisable for one-half of one share of Common Stock, at an exercise price of $11.50 per whole share, subject to adjustment.